UNITED STATES

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CRESCENT FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

225744101 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225744 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James A. Lucas, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 178,136 6. Shared Voting Power 2,760 7. Sole Dispositive Power 178,136 8. Shared Dispositive Power 2,760

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,896
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 5.04%
12.	Type of Report Person (See Instructions) IN

Item 1.	(a)	The Issuer Name is Crescent Financial Corporation

	(b)	The Issuer’s Principal Business Address is: 1005 High House Road Cary, NC 27513

Item 2.	(a)	James A. Lucas, Jr. (the “Reporting Person”)

	(b)	The Reporting Person’s business address is 7412 Chapel Hill Road, Raleigh, NC 27607.

	(c)	The Reporting Person is a citizen of the United States of America.

	(d)	This filing relates to the common stock (the “Common Stock”), par value $1.00 per share, of Crescent Financial Corporation (the “Company”)

	(e)	The Company’s CUSIP number is 225744101

Item 3.	Not Applicable

Item 4.	Ownership

(a) The Reporting Person beneficially owns 180,896 shares of Common Stock in the following manner: The Reporting Person solely owns 152,668 shares in certificate form, indirectly owns 2,760 shares as a member of an investment club, and solely owns 25,468 immediately exercisable stock options (the “Options”) to purchase Common Stock at a price of $5.73 per share. The Options expire on May 12, 2009.

(b) Percent of beneficial ownership of the class is 5.04%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 178,136

(ii) Shared power to vote or to direct the vote: 2,760

(iii) Sole power to dispose or to direct the disposition of: 178,136

(iv) Shared power to dispose or to direct the disposition of : 2,760

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2005
Date

/s/ James A. Lucas, Jr.
James A. Lucas, Jr.